Exhibit 99.1

CHINAEDU REPORTS FIRST QUARTER 2009 RESULTS

16.5% Increase in First Quarter Net Revenue Year-Over-Year

with First Quarter Net Revenue Exceeding Guidance

Live Conference Call to be held on Thursday, May 21, 2009

at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA — May 20, 2009 — ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2009.(1)

First Quarter 2009 Highlights

(in thousands, unaudited)

	3 Months Ended
Period Ended	March 31,2008	March 31,2009	March 31,2009	Period over Period %
Currency in thousands	RMB	RMB	USD
Financial Data:
Net revenue	69,655	81,170	11,880	17%
Gross profit	45,500	48,600	7,113	7%
Income from operations	12,825	17,536	2,566	37%
Net income attributable to CEDU	2,087	9,564	1,400	358%

Adjusted EBITDA (Non-GAAP)	18,338	25,588	3,745	40%
Adjusted net income attributable to CEDU (Non-GAAP)	4,782	13,379	1,959	180%

EPS	0.04	0.19	0.03	375%
Adjusted EPS	0.08	0.27	0.04	238%

Earnings per ADS	0.12	0.57	0.09	375%
Adjusted earnings per ADS	0.24	0.81	0.12	238%
Operating Data:
Revenue students for online degree program	91,000	118,000	118,000	30%

•                  Total net revenue for the first quarter of 2009 increased by 16.5% to RMB81.2 million ($11.9 million) from RMB69.7 million for the corresponding period in 2008.

•                  Net revenue from online degree programs, the Company’s major business segment, increased by 19.7% to RMB65.8 million ($9.6 million) for the first quarter of 2009 from RMB55.0 million for the corresponding period in 2008.

•                  The number of revenue students(2) in online degree programs during the first quarter of 2009 increased

(1) This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB7.012 to $1.00, the noon buying rate in effect on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York and RMB6.8329 to $1.00, the noon buying rate in effect on March 31, 2009 in the H. 10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

(2) “Revenue students” refers to students of university online degree programs who have paid tuition in the applicable period.

by approximately 30% to over 118,000 from approximately 91,000 for the corresponding period in 2008.

•                  Adjusted EBITDA, which is a non-GAAP measure defined as net income before interest income, taxes, depreciation, amortization, share-based compensation and goodwill and intangibles impairment charges, if applicable, increased by 39.5% to RMB25.6 million ($3.7 million) in the first quarter of 2009 from RMB18.3 million for the corresponding period in 2008.

•                  Income from operations for first quarter of 2009 increased by 36.7% to RMB17.5 million ($2.6 million) from RMB12.8 million for the corresponding period in 2008.

•                  Net income attributable to ChinaEdu Corporation, which is net income excluding net income attributable to noncontrolling interest, for the first quarter of 2009 increased by 358.3% to RMB9.6 million ($1.4 million) from RMB2.1 million for the corresponding period in 2008.

•                  Adjusted net income attributable to ChinaEdu Corporation, which is a non-GAAP measure defined as net income attributable to ChinaEdu Corporation excluding share-based compensation, noncontrolling interest for share-based compensation, amortization and goodwill and intangibles impairment charges, if applicable, increased by 179.8% to RMB13.4 million ($1.9 million) in the first quarter of 2009 from RMB4.8 million for the corresponding period in 2008.

“We are pleased to report healthy growth for the first quarter of 2009, which reflects solid enrollment growth for the fall semester of 2008 compared to the fall semester of 2007.  In the first quarter of 2009, we have continued to invest in the company’s future.” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “We continued to build out additional franchised learning centers and were focused on preparing for the spring semester enrollment for all of our learning centers.  Progress for our 101 online tutoring program and Phase II construction for the Anqing School are both on track.  We have also continued to invest in courseware development, technology upgrade and the learning platform for both online degree and non-degree programs, establishing a strong foundation for future growth.  We strongly believe our current investments will contribute to the growth and success of our company.”

Financial Results for the First Quarter Ended March 31, 2009

Net Revenue

Total net revenue for the first quarter of 2009 was RMB81.2 million ($11.9 million), representing a 16.5% increase from the corresponding period in 2008.  Net revenue from online degree programs for the first quarter of 2009 was RMB65.8 million ($9.6 million), representing a 19.7% increase from RMB55.0 million for the corresponding period in 2008.  The growth in net revenue was primarily due to strong enrollment growth for the fall semester of 2008, which registered over 118,000 revenue students compared to 91,000 revenue students for the fall semester of 2007.

Net revenue from the Company’s non-online degree programs (online tutoring program, international curriculum programs and private primary and secondary schools) for the first quarter of 2009 was RMB15.4 million ($2.3 million), representing a 4.8% increase from RMB14.7 million for the corresponding period in 2008.  This increase was attributable to the increase in student enrollment at Anqing School for the academic year beginning in September 2008 as a result of the completion of Phase I of the new campus construction as well as a slight increase in net revenue for the 101 online tutoring programs.

Cost of revenue

Total cost of revenue for the first quarter of 2009 was RMB32.6 million ($4.8 million), representing an increase of 34.8% as compared to RMB24.2 million for the corresponding period of 2008.  Cost of revenue for online degree programs for the first quarter of 2009 was RMB22.7 million ($3.3 million), representing an increase of 48.2% as compared to RMB15.3 million for the first quarter of 2008.  The increase in cost of revenue for online degree programs was attributable primarily to enrollment growth in our university partners’ online degree programs in the fall semester of 2008 compared to fall semester of 2007, which recorded an approximate 30% growth in the number of registered students, as well as the expansion of our learning center network.  We had 49 operational learning centers by the first quarter of 2009 compared to one operational learning center in the first quarter of 2008.  In addition, in the first quarter of 2009, we continued to make investments in courseware development for selected university partners at our collaborative alliances(3).

Cost of revenue for non-online degree programs for the first quarter of 2009 was RMB9.9 million ($1.4 million), representing an 11.7% increase from RMB8.9 million for the corresponding period in 2008.  This increase was attributable primarily to increased cost of revenue related to Anqing School’s new campus, which was partially offset by a decrease in cost of revenue for the international curriculum programs.

Gross Profit

Gross profit for the first quarter of 2009 was RMB48.6 million ($7.1 million), representing a 6.8% increase from RMB45.5 million for the corresponding period of 2008.  Gross margin for the first quarter of 2009 was 59.9% as compared to 65.3% for the corresponding period of 2008.  This decrease was primarily attributable to our continued investment in our learning center network.

Operating Expenses

Total operating expenses were RMB31.1 million ($4.5 million) for the first quarter of 2009, representing a 4.9% decrease from RMB32.7 million for the corresponding period in 2008.  This decrease was attributable primarily to the factors discussed below.

•                  General and administrative expenses for the first quarter of 2009 were RMB19.6 million ($2.9 million), which represented a 6.4% decrease from RMB20.9 million for the corresponding period of 2008.  This decrease was attributable primarily to a decrease in provisional performance-based annual bonuses in 2009 as compared to 2008.

•                  Selling and marketing expenses were RMB4.9 million ($0.7 million) for the first quarter of 2009, which represented a 16.2% decrease from RMB5.9 million for the corresponding period in 2008. This decrease is attributable primarily to controlled sales and marketing expenses, specifically as a result of a decrease in the amount spent on advertising and promotional activities, for our learning center operations in the first quarter in 2009.

•                  Research and development expenses for the first quarter of 2009 were RMB6.6 million ($1.0 million),

(3) “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

representing an 11.4% increase from RMB5.9 million for the corresponding period in 2008.  This increase was attributable primarily to increased technological support and a platform upgrade for some of our collaborative alliances in order to further enhance and support our online degree programs.

•                  Share-based compensation for the first quarter of 2009, which was allocated to the related cost and operating expense line items, was RMB2.3 million ($0.3 million) as compared to RMB 0.4 million for the corresponding period in 2008.  The increase was attributable primarily to adjust lower forfeiture rate for previous years in the first quarter of 2008 and an increase in the number of options granted in the fourth quarter of 2008, which in turn increased share-based compensation for the first quarter of 2009.

Income from Operations

As a result of the factors discussed above, income from operations for the first quarter of 2009 was RMB17.5 million ($2.6 million), which increased by 36.7% from RMB12.8 million for the corresponding period of 2008.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, amortization and goodwill and intangibles impairment charges, if applicable, was RMB21.6 million ($3.2 million) for the first quarter of 2009, which increased by 38.7% as compared to RMB15.6 million in the corresponding period of 2008.  The increase was attributable primarily to the net revenue growth and the decrease in operating expenses (each as discussed above), which was partially offset by the increase in the cost of revenue discussed above.

Interest income

Interest income was RMB1.7 million ($0.2 million) in the first quarter of 2009, as compared to RMB2.7 million in the corresponding quarter of 2008.  This decrease was attributable primarily to a reduced fixed deposit balance, which earned less interest income than the corresponding period in 2008, when the fixed deposit balance was higher.

Income Tax Expense

Income tax income for the first quarter was RMB2.7 million ($0.4 million), as compared to income tax expense of RMB4.9 million for the corresponding period in 2008.  This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “new and high technology enterprise” status under the new Chinese Enterprise Income Tax Regulation, which came into effect on January 1, 2008.  As a result of their qualification for the “new and high technology enterprises” status, these subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, thereby reducing the effective tax rate for the first quarter of 2009 as compared to the corresponding period in 2008.  The effective tax rate in the first quarter of 2009 was 13.7%, which reflects the preferential tax rate of 15% applicable to the Company’s main operating entity as a High and New Technology Enterprises and the preferential tax rate of 7.5% applicable to certain of the Company’s subsidiaries and affiliate companies.

Noncontrolling Interest

Noncontrolling interest was RMB7.6 million ($1.1 million) in the first quarter of 2009, representing a 7.0% decrease from RMB8.1 million in the corresponding period in 2008, which was attributable primarily to reduced profitability at one of our collaborative alliances as a result of increased courseware development costs.

Net Income (loss) attributable to ChinaEdu Corporation

Net income attributable to ChinaEdu Corporation, which is net income excluding net income attributable to noncontrolling interest, was RMB9.6 million ($1.4 million) for the first quarter of 2009, representing an increase of 358.3% from net income attributable to ChinaEdu Corporation of RMB2.1 million for the corresponding period in 2008.  Adjusted net income attributable to ChinaEdu Corporation (non-GAAP) increased by 179.8% to RMB13.4 million ($2.0 million) for the first quarter of 2009, as compared to RMB4.8 million in the corresponding period of 2008.  The increase in both net income and adjusted net income attributable to ChinaEdu Corporation (non-GAAP) was primarily due to strong revenue growth in our online degree programs and private primary and secondary schools, and well controlled operating expenses.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (non-GAAP) was RMB25.6 million ($3.7 million) for the first quarter of 2009, which increased by 39.5% as compared to RMB18.3 million for the corresponding period in 2008.

Deferred Revenue

Deferred revenue at the end of the first quarter of 2009 was RMB36.5 million ($5.3 million), with current deferred revenue of RMB29.6 million ($4.3 million) and non-current deferred revenue of RMB6.9 million ($1.0 million).  Deferred revenue at the end of the first quarter of 2009 decreased significantly compared to deferred revenue of RMB102.1 million at the end of the fourth quarter 2008 due to the seasonality of enrollments, which results in tuition being received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents

As of March 31, 2009, ChinaEdu reported cash and cash equivalents of RMB243.7 million ($35.7 million), which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposits and Amount Due from Related Parties

Term deposits and the amount due from related parties (which represents cash owed to us by our collaborative alliance partners) amounted to RMB94.5 million ($13.8 million) and RMB114.7 million ($16.8 million), respectively, at March 31, 2009.

Second Quarter 2009 Total Net Revenue Guidance

For the second quarter of 2009, ChinaEdu expects its total net revenue to be in the range of RMB83 million ($12.1 million) to RMB87 million ($12.7 million).  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu senior management will host a conference call on Thursday, May 21, 2009 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 700 7441/ (International) +1 617 213 8839/ (HK) +852 3002 1672/ (China) +86 10 800 130 0399, and entering the passcode: 82148177.  A telephone replay of the conference call will be available shortly after the call until May 28, 2009 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 62253206. A live and archived webcast may be accessed via the Internet at http://ir.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu Corporation, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization and goodwill and intangibles impairment charges, if applicable.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, depreciation, amortization, share-based compensation and goodwill and intangibles impairment charges, if applicable.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 12 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  ChinaEdu also performs recruiting services for 15 universities through our nationwide learning center network.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Lily Liu, CFO

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager

ChinaEdu Corporation

Phone: +86 10 8418 6655 ext.1150

E-mail: ir@chinaedu.net

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2008 As Adjusted (1)	March 31,2009	March 31,2009
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	353,933	243,710	35,667
Accounts receivable, net	14,854	4,414	646
Term deposits	63,500	94,499	13,830
Prepaid expenses and other current assets	20,251	22,129	3,239
Amounts due from related parties	150,472	114,688	16,785
Deferred tax assets	3,986	1,743	255
Total current assets	606,996	481,183	70,422
Cost method investment	1,210	1,210	177
Land use rights, net	28,344	28,330	4,146
Property and equipment, net	161,925	165,802	24,265
Deposits paid for acquisition of property and equipment	8,619	8,619	1,261
Intangible assets, net	70,377	69,192	10,126
Deferred tax assets	2,096	2,645	387
Rental deposits	958	911	133
Goodwill	38,155	38,155	5,584
Total assets	918,680	796,047	116,501

Liabilities and equity
Current liabilities:
Accounts payable	8,530	6,905	1,011
Deferred revenues	96,068	29,641	4,338
Accrued expenses and other current liabilities	51,629	49,595	7,257
Amounts due to related parties	25,769	30,072	4,401
Income taxes payable	27,917	18,688	2,735
Other taxes payable	12,008	7,475	1,094
Total current liabilities	221,921	142,376	20,836
Deferred revenues	6,073	6,885	1,008
Deferred tax liabilities	11,069	11,170	1,635
Unrecognized tax benefit	5,473	5,821	852
Total liabilities	244,536	166,252	24,331

Total shareholders’ equity:	589,829	541,036	79,180
Noncontrolling interest (2)	84,315	88,759	12,990
Total equity	674,144	629,795	92,170
Total liabilities and equity	918,680	796,047	116,501

(1) Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(2) December 31, 2008 balances were extracted from the form 6-K for the quarters ended December 31, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
(in thousands, except for percentage, share, and per share information)	March 31,2008 As Adjusted (3)	December 31,2008 As Adjusted (3)	March 31,2009	March 31,2009
	RMB	RMB	RMB	US$
Net Revenue:
Online degree programs	54,960	69,945	65,764	9,625
International curriculum programs	7,542	5,300	5,583	817
Online tutoring programs	3,277	4,472	3,592	526
Private primary and secondary schools	3,876	6,823	6,231	912
Total net revenue	69,655	86,540	81,170	11,880

Cost of revenue:
Online degree programs	15,302	28,195	22,683	3,320
International curriculum programs	4,765	3,532	2,948	431
Online tutoring programs	727	1,443	1,441	211
Private primary and secondary schools	3,361	5,828	5,498	805
Total cost of revenue	24,155	38,998	32,570	4,767

Gross profit:
Online degree programs	39,658	41,750	43,081	6,305
International curriculum programs	2,777	1,768	2,635	386
Online tutoring programs	2,550	3,029	2,151	315
Private primary and secondary schools	515	995	733	107
Total gross profit	45,500	47,542	48,600	7,113

Online degree programs	72.2%	59.7%	65.5%	65.5%
International curriculum programs	36.8%	33.4%	47.2%	47.2%
Online tutoring programs	77.8%	67.7%	59.9%	59.9%
Private primary and secondary schools	13.3%	14.6%	11.8%	11.8%
Gross margin	65.3%	54.9%	59.9%	59.9%

Operating expenses:
General and administrative	20,915	27,410	19,583	2,866
Selling and marketing	5,862	8,202	4,910	719
Research and development	5,898	8,947	6,571	962
Goodwill and intangible assets impairment	—	52,236	—	—
Total operating expenses	32,675	96,795	31,064	4,547
Income (loss) from operations	12,825	(49,253)	17,536	2,566
Operating margin	18.4%	-56.9%	21.6%	21.6%

Other income (expense)	151	145	626	92
Interest income	2,748	2,973	1,672	245
Interest expense	(606)	(1)	—	—
Income (loss) before income tax provisions	15,118	(46,136)	19,834	2,903

Income tax expense	(4,900)	19,621	(2,708)	(396)
Net income	10,218	(26,515)	17,126	2,507
Net income attributable to the noncontrolling interest (4)	(8,131)	(12,469)	(7,562)	(1,107)
Net income attributable to ChinaEdu Corporation	2,087	(38,984)	9,564	1,400
Net margin	3.0%	-45.0%	11.8%	11.8%

Net income (loss) per share:
Basic	0.04	(0.70)	0.19	0.03
Diluted	0.03	(0.70)	0.18	0.03

Net income (loss) per ADS:
Basic	0.12	(2.10)	0.57	0.09
Diluted	0.09	(2.10)	0.54	0.09

Weighted average aggregate number of ordinary shares outstanding:
Basic	58,434,407	55,951,673	49,983,675	49,983,675
Diluted	62,789,582	55,951,673	52,919,048	52,919,048

(3) Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(4) Amounts were extracted from Form 6-K for the quarter ended March 31, 2008 and for the quarter ended December 31, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended
(in thousands)	March 31,2008	December 31,2008	March 31,2009	March 31,2009
	RMB	RMB	RMB	US$

Operating activities:
Net income	10,218	(26,515)	17,126	2,507
Share-based compensation	383	1,683	2,262	331
Depreciation	2,734	3,570	3,941	577
Amortization of land use rights	141	182	163	24
Amortization of intangible assets	2,255	2,087	1,686	247
Goodwill and intangible assets impairment	—	52,236	—	—
Accounts receivable write-off	—	1,215	62	9
Interest expense	606	—	—	—
Loss (gain) from disposal of property and equipment	—	1,663	78	11
Deferred income taxes	5,856	(16,310)	1,795	263
Accounts receivable	(163)	(10,341)	10,378	1,519
Prepaid expenses and other current assets	(7,386)	(7,287)	(1,881)	(275)
Amounts due from related parties	35,589	(22,991)	46,384	6,788
Rental deposits	828	107	47	7
Accounts payable	(147)	(1,084)	1,084	159
Deferred revenues	(57,483)	68,925	(65,617)	(9,603)
Accrued expenses and other current liabilities	(10,114)	16,213	(2,046)	(299)
Amounts due to related parties	(12,052)	(29,096)	1,005	147
Unrecognized tax benefit	133	872	348	51
Other taxes payable	(4,307)	5,287	(4,533)	(663)
Income tax payable	(7,182)	(4,556)	(9,229)	(1,351)

Net cash provided by (used in) operating activities	(40,091)	35,860	3,053	449

Investing activities:
Purchase of land use right	—	(160)	(949)	(139)
Purchase of property and equipment	(8,485)	(4,745)	(10,605)	(1,552)
Deposits paid for acquisition of property and equipment	(31)	(2,616)	—	—
Purchase of term deposit	(1,958)	41,000	(31,008)	(4,538)
Purchase of contractual right	—	—	(500)	(73)
Proceeds from disposal of property and equipment	31	—	—	—
Net cash provided by (used in) investing activities	(10,443)	33,479	(43,062)	(6,302)

Financing activities:
Repurchase of ordinary shares	—	(13,714)	(61,647)	(9,022)
Repayment of long-term loan interest and principal	(1,671)	—	—	—
Cash dividends paid to noncontrolling shareholders	—	(7,269)	(10,600)	(1,551)
Capital contributions by noncontrolling shareholders	—	—	980	143
Proceeds from exercise of options	—	1,383	713	104
Net cash provided by (used in) financing activities	(1,671)	(19,600)	(70,554)	(10,326)

Effect of foreign exchange rate changes	(12,930)	865	340	48

CASH AND CASH EQUIVALENTS, beginning of period	497,114	303,329	353,933	51,798

CASH AND CASH EQUIVALENTS, end of period	431,979	353,933	243,710	35,667

Net increase (decrease) in cash	(65,135)	50,604	(110,223)	(16,131)

ChinaEdu Corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended
(in thousands, unaudited)	March 31,2008	December 31,2008	March 31,2009	March 31,2009
	RMB	RMB	RMB	US$

Income (loss) from operations
GAAP Result	12,825	(49,253)	17,536	2,566
Share-based compensation	383	1,683	2,262	331
Amortization	2,396	2,269	1,849	271
Goodwill and intangible assets impairment	—	52,236	—	—
Adjusted income from operations (Non-GAAP)	15,604	6,935	21,647	3,168
Adjusted operating margin	22.4%	8.0%	26.7%	26.7%

Net income (loss) attributable to ChinaEdu Corporation
GAAP Result	2,087	(38,984)	9,564	1,400
Share-based compensation	383	1,683	2,262	331
Noncontrolling interest for share-based compensation	(84)	(203)	(296)	(43)
Amortization	2,396	2,269	1,849	271
Goodwill and intangible assets impairment	—	52,236	—	—

Adjusted net income attributable to ChinaEdu Corporation (Non-GAAP)	4,782	17,001	13,379	1,959
Adjusted net margin	6.9%	19.6%	16.5%	16.5%

Adjusted net income per share:
Basic	0.08	0.30	0.27	0.04
Diluted	0.08	0.30	0.25	0.04

Weighted average aggregate number of ordinary shares outstanding:
Basic	58,434,407	55,951,673	49,983,675	49,983,675
Diluted	62,789,582	57,563,770	52,919,048	52,919,048

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, amortization and goodwill and intangibles impairment, if applicable.

Adjusted net income attributable to ChinaEdu Corporation, which is a non-GAAP measure defined as net income attributable to the ChinaEdu Corporation excluding share-based compensation, noncontrolling interest for share-based compensation, amortization and goodwill and intangibles impairment charges, if applicable.

ChinaEdu Corporation

Reconciliation from net income to adjusted EBITDA (*)

	Three Months Ended
(in thousands, unaudited)	March 31,2008	December 31,2008	March 31,2009	March 31,2009
	RMB	RMB	RMB	US$

Net income	10,218	(26,515)	17,126	2,507
Income tax provision	4,900	(19,621)	2,708	396
Interest income and other, net	(2,293)	(3,117)	(2,298)	(337)
Depreciation	2,734	3,570	3,941	577
Amortization	2,396	2,269	1,849	271
Goodwill and intangible assets impairment	—	52,236	—	—
Share-based compensation	383	1,683	2,262	331

Adjusted EBITDA	18,338	10,505	25,588	3,745
Adjusted EBITDA margin	26.3%	12.1%	31.5%	31.5%

Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest income, taxes, depreciation, amortization, share-based compensation and goodwill and intangibles impairment charges, if applicable.